

Mail Stop 3720

October 20, 2008

Mr. Michael F. Schmidt
Chief Financial Officer
Language Line, Inc.
One Lower Ragsdale Drive
Monterey, California 93940

      Re: **Language Line, Inc.**
               Form 10-K for Fiscal Year Ended December 31, 2007
               Filed March 26, 2008

               Forms 10-Q for Fiscal Quarters Ended March 31, 2008 and
               June 30, 2008
               File No. 333-118753

Dear Mr. Schmidt:

      We have reviewed your filing and have the following comment. We have limited our review to only your financial statements and related disclosures and do not intend to expand our review to other portions of your documents. If you disagree, we will consider your explanation as to why our comment is inapplicable or a future revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may or may not raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Form 10-K for Fiscal Year Ended December 31, 2007

Note 5. Income Taxes, page 51

1. You state that income taxes payable includes $1,874,000, representing amounts
    due to Language Line Holdings, II Inc. as of December 31, 2007. Clarify where
    this amount is classified in your balance sheet. In this regard, we note that the
    line item "income taxes payable" has a balance of $624,000 at December 31,
    2007.

*   *   *   *

Please respond to this comment within 10 business days or tell us when you will
provide us with a response. Please furnish a letter that keys your response to our
comment and provides any requested information. Detailed letters greatly facilitate our
review. Please submit your response letter on EDGAR. Please understand that we may
have additional comments after reviewing your response to our comment.

We urge all persons who are responsible for the accuracy and adequacy of the
disclosure in the filing to be certain that the filing includes all information required under
the Securities Exchange Act of 1934 and that they have provided all information
investors require for an informed investment decision. Since the company and its
management are in possession of all facts relating to a company's disclosure, they are
responsible for the accuracy and adequacy of the disclosures they have made.

In connection with responding to our comment, please provide, in writing, a
statement from the company acknowledging that

- the company is responsible for the adequacy and accuracy of the disclosure in the
  filings;

- staff comments or changes to disclosure in response to staff comments do not
  foreclose the Commission from taking any action with respect to the filings; and

- the company may not assert staff comments as a defense in any proceeding
  initiated by the Commission or any person under the federal securities laws of the
  United States.

In addition, please be advised that the Division of Enforcement has access to all
information you provide to the staff of the Division of Corporation Finance in our review
of your filings or in response to our comments on your filings.

You may contact Melissa Hauber, Senior Staff Accountant, at (202) 551-3368 or Carlos Pacho, Senior Assistant Chief Accountant, at (202) 551-3835 if you have questions regarding comments on the financial statements and related matters. Please contact me at (202) 551-3810 with any other questions.

Sincerely,

Larry Spirgel
Assistant Director